UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated April 16, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: April 18, 2007	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

News Release TSX-V: PDO 07-09 April 16, 2007

PORTAL FINDS ENCOURAGING CLUES IN INITIAL URANIUM EXPLORATION ON LA PAMPA URANIUM PROJECT

Portal Resources Ltd. (TSX-V: PDO) is pleased to report on progress of Phase I exploration on the La Pampa uranium concessions in the Province of Chubut, Argentina.

Portal’s La Pampa uranium project consists of nine exploration concessions covering 53,969 hectares or 208 square miles located 40 to 80 kilometers southwest of the Cerro Solo uranium deposit of CNEA. The Cerro Solo deposit has a historical resource* of 10 million pounds of U3O8 at a grade of 0.30%  and 3.3 million pounds of molybdenum at a grade of 0.20% molybdenum. Cerro Solo and other uranium deposits and occurrences in the area are hosted within the Los Adobes Formation consisting of coarse-grained sandstones and conglomerate units representing ancient river channels.

Initial prospecting within one of Portal’s nine concessions has identified an area believed to be underlain by the Los Adobes and Cerro Barcino Formations. Mapping of this target area shows a thicker section of coarse sandstone and pebble conglomerate which is typical of the more favorable parts of the Los Adobes Formation to host uranium mineralization. Additionally prospecting with a spectrometer has identified anomalous or above background radiometric values in the same zone.

Portal is encouraged by the initial success of its prospecting program on this area. Next week a detailed ground radiometric survey will commence to determine the size of the area of interest and conduct detailed mapping to determine the thickness and stratigraphic position of the sandstone and pebble conglomerate within the sedimentary sequence.

The La Pampa uranium project covers strong airborne uranium radiometric anomalies along a north-south trending portion of the Los Adobes Formation sandstones 45 kilometers long by 15 kilometers wide. The Phase I initial prospecting efforts will also continue within the other eight La Pampa concession areas.

All work on the project is carried out by competent geological staff in Argentina under the overall guidance of Mr. Gary Nordin, P.Geo. British Columbia, the designated Qualified Person for the La Pampa project in accordance with National Instrument 43-101.

* CNEA report 1997 (Comision Nacional de Energia Atomica, Argentina)- Non 43-101 Compliant

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.